INVESTMENT MANAGERS SERIES TRUST II
2220 E. Route 66, Suite 226
Glendora, CA 91740

September 12, 2016

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Division of Investment Management
Attn: Ms. Anu Dubey
Washington, D.C. 20549

Re:
Investment Managers Series Trust II (the “Trust”) (CIK: 0001587982)
Post-Effective Amendment No. 62 to the Trust’s Registration Statement
(Accession No.0001398344-16-0011129)
File Nos. 333-191476 and 811-22894

To the Commission:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Trust hereby requests the withdrawal of its Post-Effective Amendment No. 62 under the Act and Amendment No. 65 under the Investment Company Act of 1940, as amended, to the Trust’s Registration Statement on Form N-1A together with all exhibits filed therewith (EDGAR Submission Type 485APOS/Accession No. 0001398344-16-0011129) (the “Amendment”).

The Amendment was filed electronically with the Securities and Exchange Commission via EDGAR on March 18, 2016 to incorporate material changes for the MarketGrader 100 Enhanced Index Fund, a series of the Trust.  The Amendment is being withdrawn because the Trust has decided not to make these changes at this time.  No securities have been issued or sold in connection with this Amendment.

Your assistance in this matter is greatly appreciated. If you should have any questions regarding this request, please do not hesitate to contact the undersigned at (626) 914-1360.

Thank you for your assistance in this matter.

Sincerely,

/s/ Joy Ausili

Joy Ausili
Vice President